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                             March 17, 2022

       Dana Auslander
       Chief Executive Officer
       LUXUS Argyle LLC
       1270 Ave of the Americas, 7th Fl - 1071
       New York, NY 10020

                                                        Re: LUXUS Argyle LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed on March 11,
2022
                                                            File No. 024-11827

       Dear Ms. Auslander:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

             Please contact Janice Adeloye at 202-551-3034 or Jennifer L pez Molina at 202-551-
       3792 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services